Post Holdings Partnering Corporation

2503 S. Hanley Road

St. Louis, Missouri 63144

April 7, 2021

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Jonathan Burr

Re:	Post Holdings Partnering Corporation
Registration Statement on Form S-1
File No. 333-252910

Ladies and Gentlemen:

Reference is made to our letter, filed as correspondence via EDGAR on April 5, 2021, in which we requested the acceleration of the effective time of the above-referenced Registration Statement for 4:00 p.m., Eastern Time, on April 7, 2021, in accordance with Rule 461 promulgated under the Securities Act of 1933, as amended. We are no longer requesting that such Registration Statement be declared effective at this time and we hereby formally withdraw our request for acceleration of the effective time. Thank you for your assistance in this matter.

Please contact Christian O. Nagler or Wayne E. Williams, of Kirkland & Ellis LLP, special counsel to the Company, at (212) 446-4660 or (312) 862-7135, respectively, if you have any other questions or concerns regarding this matter.

Sincerely,

/s/ Robert V. Vitale
Robert V. Vitale
President and Chief Investment Officer